UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GRAPHIC PACKAGING HOLDING COMPANY
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

388 689 101
(CUSIP Number)

Jeffrey H. Coors, Peter H. Coors and John K. Coors, Co-Chairmen
Adolph Coors Company LLC
2120 Carey Avenue, Suite 412
Cheyenne, Wyoming 82001
with a copy to
Thomas N. Long, Secretary
Adolph Coors Company LLC
2120 Carey Avenue, Suite 412,
Cheyenne, Wyoming 82001

(307) 214-8552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Adolph Coors Company LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Wyoming, USA

		SOLE VOTING POWER:

	7	-0-

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	60,249,576
OWNED BY
EACH
REPORTING		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	-0-

		SHARED DISPOSITIVE POWER:

	10	60,249,576

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	60,249,576
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	17.7% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a Wyoming limited liability company.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Adolph Coors, Jr. Trust dated September 12, 1969
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION

6	Wyoming, USA

		SOLE VOTING POWER:

	7	2,800,000

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	2,800,000

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	2,800,000
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Augusta Coors Collbran Trust dated July 5, 1946 (as further amended)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Wyoming, USA

		SOLE VOTING POWER:

	7	1,015,350

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	1,015,350

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	1,015,350
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Wyoming, USA

		SOLE VOTING POWER:

	7	1,140,490

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	1,140,490

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	1,140,490
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Herman F. Coors Trust dated July 5, 1946 (as further amended)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Wyoming, USA

		SOLE VOTING POWER:

	7	1,435,000

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	1,435,000

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	1,435,000
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)           The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Louise Coors Porter Trust dated July 5, 1946 (as further amended)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Wyoming, USA

		SOLE VOTING POWER:

	7	920,220

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	920,220

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	920,220
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Grover C. Coors Trust dated August 7, 1952
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Wyoming, USA

		SOLE VOTING POWER:

	7	51,211,864

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	51,211,864

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	51,211,864
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	15.0% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	May Kistler Coors Trust dated September 24, 1965
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Wyoming, USA

		SOLE VOTING POWER:

	7	1,726,652

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	1,726,652

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	1,726,652
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust administered under the laws of the State of Wyoming.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Janet H. Coors Irrevocable Trust FBO Frances M. Baker dated July 27, 1976
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Colorado, USA

		SOLE VOTING POWER:

	7	59,356

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	59,356

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	59,356
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin dated July 27, 1976
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Colorado, USA

		SOLE VOTING POWER:

	7	59,354

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	59,354

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	59,354
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin dated July 27, 1976
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Colorado, USA

		SOLE VOTING POWER:

	7	59,354

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	59,354

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	59,354
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):

12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a trust.

CUSIP No.	388 689 101

NAMES OF REPORTING PERSONS:

1	Adolph Coors Foundation
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

2	(a) ☐
(b) ☒

3	SEC USE ONLY:

SOURCE OF FUNDS (See Instructions):

4	00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5	☐

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	Colorado, USA

		SOLE VOTING POWER:

	7	503,774

NUMBER OF		SHARED VOTING POWER:
SHARES
BENEFICIALLY	8	-0-
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
PERSON WITH
	9	503,774

		SHARED DISPOSITIVE POWER:

	10	-0-

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	503,774
(See Items 3 and 5)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions):
12	☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	Less than 1% (1)

TYPE OF REPORTING PERSON (See Instructions):

14	00 (2)

_________________

(1)	Calculated using the number in Item 11 divided by the number of outstanding shares (340,425,441) of Issuer Common Stock (as defined herein) on March 10, 2008 based on information from the Issuer.

(2)	The Reporting Person is a private charitable foundation.

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Issuer Common Stock”), of Graphic Packaging Holding Company, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 814 Livingston Court, Marietta, Georgia 30067.

Item 2.	Identity and Background.

Adolph Coors Company LLC (the “LLC”) is a limited liability company formed under the laws of the State of Wyoming for the purpose of acting as the trustee of seven Coors family trusts identified on cover pages 3 through 16 hereof (“Coors Family Trusts”).  The three Janet H. Coors FBO trusts identified on cover pages 17 through 22 hereof (the “FBO Trusts”) have three individual trustees who are also directors and members of the LLC but the LLC is not the trustee of those trusts.  All trusts were formed to hold assets and investments for its beneficiaries.  The Adolph Coors Foundation (“Foundation”) is a private charitable organization.  The LLC’s address and the addresses of each of the Coors Family Trusts and the FBO Trusts is 2120 Carey Avenue, Suite 412, Cheyenne, Wyoming 82001.  The Foundation’s address is 4100 East Mississippi Avenue, Denver, Colorado 80246.  The LLC, the Coors Family Trusts, the FBO Trusts and the Foundation are referred to herein as the “Reporting Persons.”

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The 12 directors of the LLC and each member of the trust committee of the directors of the LLC established for each Coors Family Trust and the three trustees of the FBO Trusts are named on Schedule I attached hereto and incorporated herein by this reference.  Schedule I sets forth the following information as to each such person:

(i)	name;
(ii)	business address;
(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv)	citizenship.

During the last five years, to the best of the Reporting Persons’ knowledge, no person named on Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, on March 10, 2008, Graphic Packaging Corporation (“GPK”) was merged with and into the Issuer as contemplated by the Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007 (the “Transaction Agreement”).  All shares of GPK held by the Coors Family Trusts, the FBO Trusts and the Foundation were converted in the merger into shares of Issuer Common Stock on a one-to-one basis.  The merger did not require the expenditure of any funds by the Coors Family Trusts, the FBO Trusts and the Foundation to acquire Issuer Common Stock.

Item 4.	Purpose of Transaction

Transaction Agreement

On March 10, 2008, pursuant to the Transaction Agreement, an aggregate of 60,931,414 shares of Issuer Common Stock were issued to the Coors Family Trusts, the FBO Trusts and the Foundation in exchange for all of 60,931,414 shares of GPK owned by them.  After this exchange, the Coors Family Trusts, the FBO Trusts and the Foundation directly owned an aggregate of 60,931,414 shares of Issuer Common Stock representing approximately 17.9% of the outstanding shares of Issuer Common Stock.  See Item 6 for a breakdown of Issuer Common Stock held by these persons.

Stockholders Agreement

As a condition and inducement to enter into the Transaction Agreement, the Issuer, the Coors Family Stockholders named therein (which include the Coors Family Trusts, the FBO Trusts and the Foundation) (the “Coors Family Stockholders”), Clayton, Dubilier & Rice Fund V Limited Partnership (the “CDR Fund”), EXOR Group S.A. (“Exor”), Field Holdings,  TPG IV, L.P., TPG IV, Inc., TPG V, L.P., TPG V, Inc. and the TPG Funds (the Coors Family Stockholders, the CDR Fund, EXOR, Field Holdings, TPG IV, L.P., TPG IV, Inc., TPG V, L.P., TPG V, Inc. and the TPG Funds, collectively the “Covered Stockholders”) entered into a Stockholders Agreement, dated as of July 9, 2007 that became effective upon completion of the transactions on March 10, 2008 (the “Stockholders Agreement”).

Family Representative.  Each Coors Family Stockholder has designated and appointed Jeffrey H. Coors (the “Coors Family Representative”), to act as its attorney-in-fact with full power of substitution for each of them, to serve as the representative of each such Coors Family Stockholder to perform all such acts as are required, authorized or contemplated by the Stockholders Agreement to be performed by such person and each acknowledged that the Family Representative is the only person authorized to take any action so required, authorized or contemplated by the Stockholders Agreement by each such Coors Family Stockholder.  Each such Coors Family Stockholder further acknowledged that the appointment and designation is deemed to be coupled with an interest and shall survive the death or incapacity of such Coors Family Stockholder.  A successor to the Coors Family Representative may be chosen by a majority in interest of the Coors Family Stockholders; provided that notice thereof is given by the new Coors Family Representative to the Issuer, the CDR Fund, Exor and TPG Entities.

Composition of the Issuer’s Board of Directors.  Under the terms of the Stockholders Agreement, the board of directors of the Issuer will initially consist of thirteen members, which will include eight of the nine current members of GPK’s board of directors, classified into three classes. Class I will initially consist of five members, and Classes II and III will each initially consist of four members.  The initial term of each class, starting with Class I, will expire at the first, second and third annual meetings of stockholders following the completion of the transactions.

The Issuer’s board of directors presently consists of John R. Miller, G. Andrea Botta, Jeffrey H. Coors, Kevin J. Conway, Harold R. Logan, Jr., David W. Scheible, John D. Beckett, Robert W. Tieken, George V. Bayly, Kelvin L. Davis, Michael G. MacDougall, Jeffrey Liaw and Jack A. Fusco.  Jeffrey H. Coors is the Coors Family Stockholders’ designee; Kevin J. Conway is the CDR Fund’s designee; and G. Andrew Botta is EXOR’s designee. Kelvin L. Davis, Michael G. MacDougall and Jeffrey Liaw are the TPG Funds’ designees.

The Stockholders Agreement provides that each of the Coors Family Stockholders, the CDR Fund, EXOR and the TPG Funds will have the right, subject to requirements related to stock ownership, to designate a certain number of individuals for nomination for election to the board of directors of the Issuer as described below. Each of the Coors Family Stockholders, the CDR Fund and EXOR is entitled to designate one individual for nomination for election to the board for so long as each such stockholder owns at least 3% of the fully diluted shares of Issuer Common Stock.  The TPG Funds, as a group, are entitled to designate the following number of individuals for nomination for election to the Issuer board of directors for so long as they meet the requirements related to stock ownership specified below:

•	three individuals for so long as the TPG Funds own at least 20% of the fully diluted shares of Issuer Common Stock in the aggregate;
•
two individuals for so long as the TPG Funds own at least the lesser of (i) 16% of the fully diluted shares of Issuer Common Stock in the aggregate or (ii) the percentage of Issuer Common Stock then held by the Coors Family Stockholders, but not less than 10%; and

•	one individual for so long as the TPG Funds own at least 3% of the fully diluted outstanding shares of Issuer Common Stock.

Transfer Restrictions.  The Covered Stockholders are generally restricted from transferring their shares until the expiration of a lock-up period of 180 days after the completion of the transactions. After the expiration of the lock-up period, the Covered Stockholders may transfer their shares:

•	to the Issuer or in a transaction approved by the Issuer’s board of directors;
•	to certain affiliated permitted transferees that agree to be bound by the Stockholders Agreement;
•	pursuant to a public offering; or

•
pursuant to a transfer made in accordance with Rule 144 of the Securities Act or that is exempt from the registration requirements of the Securities Act, to any person so long as such transferee would not own in excess of 5% of the fully diluted shares of Issuer Common Stock.

Standstill Agreement.  The Covered Stockholders are also subject to standstill provisions that generally restrict the Covered Stockholders from acquiring additional equity securities of the Issuer (or any rights to purchase equity securities) that would increase such Covered Stockholder’s beneficial ownership of Issuer Common Stock on a percentage basis greater than the percentage held as of the closing date of the transactions, or otherwise take action to increase such Covered Stockholder’s control over the Issuer. These restrictions prohibit the Covered Stockholders from taking the following actions, among other items:

•	acquiring the beneficial ownership of additional equity securities (or the rights to purchase equity securities) of the Issuer, subject to certain exceptions;
•	making or participating in any solicitation of proxies to vote any securities of the Issuer in an election contest;
•
participating in the formation of a group with respect to shares of Issuer Common Stock (except to the extent such group is formed with respect to the Stockholders Agreement or the registration rights agreement);

•	granting any proxy to any person other than the Issuer or its designees to vote at any meeting of the Issuer stockholders;
•	initiating or soliciting stockholders for the approval of one or more stockholder proposals with respect to the Issuer;
•	seeking to place a representative on the Issuer board of directors, except as contemplated by the Stockholders Agreement;
•	seeking to publicly call a meeting of the Issuer stockholders;
•	making any public announcement or proposal with respect to any form of business combination involving the Issuer; and
•	disclosing any plan to do any of the foregoing or assist or encouraging any third party to do any of the foregoing.

Once the TPG Funds transfer Issuer Common Stock such that their aggregate percentage holdings of the outstanding Issuer Common Stock drops below 25%, and then below 15%, respectively, the TPG Funds may not acquire beneficial ownership on a percentage basis of shares greater than 25% or 15%, as the case may be.

Effectiveness; Term of Stockholders Agreement.  The Stockholders Agreement will terminate under the following circumstances:

•	by the unanimous consent of the Issuer and the Covered Stockholders;
•	with respect to any Covered Stockholder, at such time as such Covered Stockholder holds less than 3% of the fully diluted shares of Issuer Common Stock;
•	except with respect to the standstill provisions, at such time as no more than one of the Covered Stockholders holds more than 3% of the fully diluted shares of Issuer Common Stock;

•	except with respect to the standstill provisions, at such time as approved by each of the Covered Stockholders who holds in excess of 3% of the fully diluted shares of Issuer Common Stock; or
•
upon the fifth anniversary of the effective date of the Stockholders Agreement; provided, however, that the confidentiality provisions of the Stockholders Agreement shall survive for one year following the termination of the Stockholders Agreement.

Notwithstanding the foregoing, the standstill provisions of the Stockholders Agreement will terminate on the earlier of the date on which the TPG Funds or the Covered Stockholders other than the TPG Funds collectively, beneficially own less than 10% of the fully diluted shares of Issuer Common Stock and the third anniversary of the closing of the transactions; provided, however, that in no event will the standstill provisions of the Stockholders Agreement terminate prior to the second anniversary of the closing of the transactions.

Registration Rights Agreement

As a condition and inducement to enter into the Transaction Agreement, the Issuer, the Coors Family Stockholders, the CDR Fund, Exor, Field Holdings, the Sellers and certain stockholders who became party to the agreement entered into a Registration Rights Agreement, dated as of July 9, 2007 that became effective immediately upon the completion of the transactions on March 10, 2008 (the “Registration Rights Agreement”).

Demand Registration Rights.  The Registration Rights Agreement provides that 180 days after the completion of the transactions contemplated by the Transaction Agreement, the stockholder parties to the agreement representing 10% of the number of outstanding shares of the Issuer (for the first two requests) and 5% at all times thereafter (which percentage drops to 3% to the extent the stockholder has held less than 5% for more than 180 days prior to the request), may request on one or more occasions that the Issuer prepare and file a registration statement (including, except as to the initial registration, a shelf registration statement pursuant to Rule 415 under the Securities Act, providing for an offering to be made on a continuous basis, if so requested and if the Issuer is eligible to use Form S-3) relating to the sale of their Issuer Common Stock. Notwithstanding the previous sentence, the first request must be made by at least two of four of the Coors Family Stockholders, the CDR Fund, EXOR and the TPG Funds, although only one of such four stockholders actually need offer its shares, and the first registration and offering must be a marketed underwritten offering.

Upon receipt of such a request, the Issuer is required to promptly give written notice of such requested registration to all holders of registrable securities under the Registration Rights Agreement and, thereafter, to use its reasonable best efforts to effect the registration under the Securities Act of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Issuer is not required to effect a registration requested by the stockholder parties for 180 days after the effectiveness of the registration statement for the first registration effected pursuant to such a request. In all cases, the Issuer’s obligations to register the registrable securities are subject to the minimum and maximum offering size limitations set forth below.

The stockholder parties have the right to request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. In such case, the requesting stockholder parties by majority of shares requested to be included in the registration will have the right to select one or more underwriters to administer the requested offering, subject to approval by the finance committee (described below), which shall not be unreasonably withheld.  With respect to the first two requests to effect a registration, the Issuer will not be required to effect such registration if such requests relate to less than 10% of the outstanding shares of common stock. Any request for registration after the first two requests will be subject to a minimum offering size of 5% of the outstanding shares of Issuer Common Stock.

If the stockholder parties request registration of any of their shares of Issuer Common Stock, the Issuer is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 60 days after receipt of the request (45 days in the case of a Form S-3 registration statement), subject to the right of the Issuer and the finance committee described below to delay such filing.  The Issuer is permitted to postpone an offering for a reasonable time period that does not exceed 60 days if the Issuer board of directors determines that the offering would reasonably be expected to materially adversely affect or materially interfere with a material financing of the Issuer or a material transaction under consideration by the Issuer or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which could materially adversely affect the Issuer, subject to certain limitations.  If the Issuer is participating in a sale with other stockholders who have requested registration and the Issuer and holders of a majority of the shares requesting registration determine that the offering should be limited due to market conditions, the Issuer is permitted to include no more than 25% of its shares in the total number of shares of Issuer Common Stock being offered in such offering.

Incidental Registration Rights.  In the event that the Issuer proposes to register equity securities, subject to certain limitations, the Issuer is required to promptly give written notice of such proposed registration to all holders of registrable securities. Under certain circumstances, the Issuer will be obligated to include in such registration the securities of such stockholders desiring to sell their Issuer Common Stock. If the Issuer is advised by the managing underwriters (or, in connection with an offering that is not underwritten, by an investment banking firm of nationally recognized standing involved in such offering) that the offering should be limited due to market conditions, securities being sold by the Issuer will have priority in being included in such registration.

Fees and Expenses.  The Issuer is generally obligated to pay the expenses related to such registrations, except in the cases where stockholders requesting registration have refused to proceed with the transaction.

Finance Committee.  Under the terms of the Registration Rights Agreement, the Issuer and the stockholders party thereto will create a finance committee which will initially consist of two representatives designated by the TPG Funds, the chief executive officer of the Issuer, and one representative of each of the Coors Family Stockholders, the CDR Fund and EXOR. Each party’s right to membership on the Finance Committee ends at the same time as its right to nominate members of the Issuer board of directors ends under the Stockholders Agreement. The finance committee will have the authority to specify reasonable limitations on a registration or offering requested pursuant to the Registration Rights Agreement, including setting the maximum size of the registration or offering, the timing of registration or offering, the underwriters and the plan of distribution. Notwithstanding the foregoing, the finance committee does not have the authority to delay a proposed registration or offering for more than three months, subject to certain further limitations.

Termination.  The Registration Rights Agreement will terminate on the earliest to occur of its termination by unanimous consent of the parties thereto, the date on which no shares of Issuer Common Stock subject to the agreement are outstanding, or the dissolution, liquidation or winding up of the Issuer.

The foregoing summaries of the Stockholders Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 3 and 4, respectively, which are incorporated herein by reference.

The Reporting Persons pursue an investment objective that seeks capital appreciation.  The Reporting Persons continuously analyze the operations, capital structure and markets of companies in which they invest, including the Issuer.  In addition, but alternatively, the Reporting Persons may seek to dispose of their shares of Issuer Common Stock (including, without limitation, distributing some or all of such shares to such Reporting Person’s members or beneficiaries, as applicable) from time to time, subject to market conditions, the existence (and possible waiver of) the initial lock-up period and other investment considerations.

In addition to the foregoing, each Reporting Person, subject to the limitations imposed by the Stockholders Agreement, at any time and from time to time may directly or indirectly acquire additional shares of Issuer Common Stock or its associated rights or securities exercisable for or convertible into Issuer Common Stock, depending upon an ongoing evaluation of its investment in Issuer Common Stock and securities exercisable for or convertible into Issuer Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)−(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

In the aggregate on March 10, 2008, the Coors Family Trusts owned 60,249,576 shares of Issuer Common Stock directly or approximately 17.7% of its shares outstanding.  The LLC as legal trustee of the Coors Family Trusts may be deemed to be the indirect beneficial owner of these shares and for the reasons set forth in detail in Item 6 below, the persons identified on Schedule I hereto may also be deemed to be indirect beneficial owners of the shares.  The FBO Trusts own an aggregate of 178,064 shares of Issuer Common Stock or less than 1% of its shares outstanding.  The Foundation owns 503,774 shares of the Issuer’s Common Stock or less than 1% of its shares outstanding.

The Reporting Persons disclaim beneficial ownership of any shares of Issuer Common Stock held by any other stockholders of the Issuer party to the Stockholders Agreement or Registration Rights Agreement.

(c)           Except as set forth in Item 4, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock.

(d)           Other than the Reporting Persons, subject to the discussion in Item 6 below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.  The following, however, describes certain relationships between and among the LLC, the Coors Family Trusts, the FBO Trusts and the Foundation and the individuals identified on Schedule 1 hereto:

Issuer Common Stock held by each of the Coors Family Trusts, the FBO Trusts and the Foundation is summarized as follows:

	Number of	Percentage of
Identity	Shares Owned Directly	Outstanding(1)

Adolph Coors Jr. Trust	2,800,000	Less than 1%
Augusta Coors Collbran Trust	1,015,350	Less than 1%
Bertha Coors Munroe Trust B	1,140,490	Less than 1%
Herman F. Coors Trust	1,435,000	Less than 1%
Louise Coors Porter Trust	920,220	Less than 1%
Grover C. Coors Trust	51,211,864	15.0%
May Kistler Coors Trust	1,726,652	Less than 1%
Janet H. Coors Irrevocable Trust
FBO Frances M. Baker	59,356	Less than 1%
Janet H. Coors Irrevocable Trust
FBO Frank E. Ferrin	59,354	Less than 1%
Janet H. Coors Irrevocable Trust
FBO Joseph J. Ferrin	59,354	Less than 1%
Adolph Coors Foundation	503,774	Less than 1%
Total	60,931,414	17.9%

Based on 340,425,441 shares of outstanding Issuer Common Stock on March 10, 2008 upon information from the Issuer.

As of June 30, 2006, the LLC became the legal trustee of the Coors Family Trusts.  The LLC is a limited liability company which was organized under the laws of the State of Wyoming on April 28, 2006.  The 12 persons identified on Schedule 1 hereto were the former trustees of one or more of the Coors Family Trusts and are all lineal descendants of Adolph Coors.  Those persons are now directors (“Directors”) of the LLC and the Coors Family Trusts are the members of the LLC.

Each Trust is administered and managed by a Trust Committee consisting of from four to five Directors whose actions and decisions are final and binding, and constitute the actions and decisions of all Directors as if the Directors had so acted or decided, except that the Directors have the limited power and authority to act or decide for a Trust Committee only if:

(i)
the Trust Committee is unable to act or decide and makes a formal appeal to the Directors to resolve the matter, of if the matter involves a legally required act or decision, no formal appeal is necessary for the Directors to so act or decide when the Trust Committee is unable to do so; and

(ii)
the act or decision of a Trust Committee with respect to investment of an individual trust’s assets is in conflict with the investment strategy and best interests of the Coors Family Trusts as a whole as reflected in the investment strategy of the other Trust Committees.

The three trustees of the FBO Trusts are identified on Schedule I and such persons are also three of the LLC’s named directors.

Item 7.	Material To Be Filed as Exhibits.

Filed herewith are the following:

Exhibit No.	Description of Exhibit

1
Joint Filing Agreement, dated March 19, 2008, among Adolph Coors Company LLC, the Adolph Coors, Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, the Janet H. Coors Irrevocable Trust FBO Frances M. Baker, the Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin, the Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin, and the Adolph Coors Foundation.

2
Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P.,  TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

3
Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P.,  TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc.,  (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

4
Registration Rights Agreement, dated as of July 9, 2007, Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P.,  TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc. and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2008	ADOLPH COORS COMPANY LLC

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Co-Chairman

Date: March 19, 2008	ADOLPH COORS, JR. TRUST
AUGUSTA COORS COLLBRAN TRUST
BERTHA COORS MUNROE TRUST B
HERMAN F. COORS TRUST
LOUISE COORS PORTER TRUST
GROVER C. COORS TRUST
MAY KISTLER COORS TRUST

By: Adolph Coors Company LLC, Trustee

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Co-Chairman

Date: March 19, 2008	JANET H. COORS IRREVOCABLE TRUST
FBO FRANCES M. BAKER

JANET H. COORS IRREVOCABLE TRUST
FBO FRANK E. FERRIN

JANET H. COORS IRREVOCABLE TRUST
FBO JOSEPH J. FERRIN

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Trustee

Date: March 19, 2008	ADOLPH COORS FOUNDATION

	By:	/s/ Jeffrey H. Coors
Jeffrey H. Coors, Trustee and Treasurer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1
Joint Filing Agreement, dated March 19, 2008, among Adolph Coors Company LLC, the Adolph Coors, Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, the Janet H. Coors Irrevocable Trust FBO Frances M. Baker, the Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin, the Janet H. Coors Irrevocable Trust FBO Joseph J. Ferrin, and the Adolph Coors Foundation.

2
Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007, among Graphic Packaging Corporation, Bluegrass Container Holdings, LLC, TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P.,  TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc., Field Holdings, Inc., BCH Management, LLC, Graphic Packaging Holding Company (f/k/a New Giant Corporation) and Giant Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

3
Stockholders Agreement, dated as of July 9, 2007, among Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P.,  TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc.,  (incorporated by reference to Exhibit 4.2 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

4
Registration Rights Agreement, dated as of July 9, 2007, Graphic Packaging Holding Company (f/k/a New Giant Corporation), the Coors Family Stockholders named therein, Clayton, Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. Field Holdings, Inc., TPG Bluegrass IV – AIV 1, L.P., TPG Bluegrass IV – AIV 2 L.P., TPG Bluegrass V – AIV 1, L.P., TPG Bluegrass V – AIV 2 L.P., TPG FOF V – A, L.P., TPG FOF V – B, L.P.,  TPG Bluegrass IV, L.P., TPG Bluegrass IV, Inc., TPG Bluegrass V, L.P. and TPG Bluegrass V, Inc. and certain other stockholders (incorporated by reference to Exhibit 4.3 to Graphic Packaging Corporation’s Current Report on Form 8-K filed July 11, 2007, and hereby incorporated herein by reference).

Schedule I

Adolph Coors Company LLC

Board of Directors Information for Schedule 13D Filing

Name*	Principal Occupation	Business Name, Address and Principal Business (Unless Noted Otherwise)

William K. Coors**	Part Time: Chief Technical Advisor	Coors Brewing Company
c/o 4455 Table Mountain Drive
Golden, CO 80403
(beverage brewing)

	Retired	Home:
21509 Cabrini Blvd
Golden, CO 80401

Joseph Coors, Jr.	Retired (Oct. 31, 2000)	Home:
2981 Kendrick Street
Golden, CO 80401

Jeffrey H. Coors**	Retired	Graphic Packaging Holding Company:
4455 Table Mountain Drive
Golden, CO 80403
(paperboard packaging)

Peter H. Coors**	Vice Chairman of the Board	Molson Coors Brewing Company
311 - 10th Street
Golden, CO 80401
(beverage brewing)

John K. Coors	Chairman, President & CEO	CoorsTek, Inc.
16000 Table Mountain Parkway
Golden, CO 80403
(advanced materials technology)

Wm. Grover Coors, Ph.D.	Chief Scientist	CoorsTek, Inc. 600 - 9th Street
Golden, CO 80401
(advanced materials technology)

J. Bradford Coors	President	C5 Medical Werks
1400 Sixteenth Street, Suite 400
Denver, CO 80202
(medical components manufacturing)

Name*	Principal Occupation	Business Name, Address and Principal Business (Unless Noted Otherwise)

Melissa Coors Osborn	Director of Strategy	Coors Brewing Company
311 - 10th Street
Golden, CO 80401
(beverage brewing)

Douglas M. Coors	Vice President, Operations	CoorsTek, Inc.
17750 West 32nd Ave.
Golden, CO 80401-1216
(advanced materials technology)

Peter Joseph Coors	Business Area Manager of Logistics	Coors Brewing Company
311 - 10th Street
Golden, CO 80401
(beverage brewing)

Timothy I. Coors	Project Manager	Fiskeby Board AB
Box 1, Fiskeby – SE 601 02
Norrköping, Sweden
(paperboard manufacturing)

*	Each named person is a citizen of the United States of America.

**	Also trustees of the FBO Trusts.